Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Mountain Province Diamonds Inc. (the "Corporation")

161 Bay Street, Suite 2315

Toronto, Ontario M5J 2S1

Item 2 – Date of Material Change:

February 18, 2015

Item 3 – News Release:

A news release with respect to the material change referred to in this report was issued by the Corporation through CNW on February 18, 2015 and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 – Summary of Material Change:

The Corporation announced that the Corporation is undertaking a C$95M rights offering (the "Offering") under which it will be offering rights ("Rights") to holders of its common shares ("Common Shares") of record at the close of business on February 27, 2015 (the "Record Date"), which Rights will expire at 5:00 p.m. (Toronto time) on March 30, 2015 (the "Expiry Date"), in order to fund a US$75M cost overrun facility (the "Overrun Facility"), the arrangement of which is a condition precedent to drawdown of the previously announced US$370M term loan facility.

The Corporation's major shareholder, Mr. Dermot Desmond, has advised the Corporation that he intends to fully exercise his rights under the Offering. In addition, the Corporation has entered into a standby agreement (the "Standby Agreement") with Mr. Desmond under which Mr. Desmond has undertaken to fully subscribe for those rights not otherwise subscribed for under the Offering.

Under the terms of the Offering, the Corporation will issue to registered holders of outstanding Common Shares as of the Record Date one Right for each Common Share held, and every 5.69 Rights will entitle the holder thereof to purchase one Common Share at a subscription price of $4.00 per Common Share.

Item 5 – Full Description of Material Change:

The Corporation announced that the Corporation is undertaking the Offering in order to fund the Overrun Facility, the arrangement of which is a condition precedent to drawdown of the previously announced US$370M term loan facility. The Corporation's major shareholder, Mr. Dermot Desmond, has advised the Corporation that he intends to fully exercise his rights under the Offering. In addition, the Corporation has entered into the Standby Agreement with Mr. Desmond under which Mr. Desmond has undertaken to fully subscribe for those rights not otherwise subscribed for under the Offering.

The Corporation will be offering Rights to holders of Common Shares of record at the close of business the Record Date (being February 27, 2015), expiring at 5:00 p.m. (Toronto time) on the Expiry Date (being March 30, 2015). The Offering is subject to regulatory approval, including that of the Toronto Stock Exchange (the "TSX").

The Corporation will issue to registered holders of outstanding Common Shares as of the Record Date one Right for each Common Share held. Under the terms of the Offering, every 5.69 Rights will entitle the holder thereof to purchase one Common Share at a subscription price of $4.00 per Common Share. Shareholders who fully exercise their Rights may subscribe pro rata for any additional Common Shares not otherwise subscribed for before the Expiry Date. The subscription price of $4.00 per Common Share is equal to a discount of approximately 16.1% from the volume weighted average trading price of the common shares on the TSX for the 5 day period ending on February 17, 2015, the last trading day prior to the announcement of the Offering.

The Rights were listed and posted for trading on the TSX under the symbol "MPV.RT" commencing on February 25, 2015 and will remain listed and posted for trading until 12:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised on or before 5:00 p.m. (Toronto time) on the Expiry Date will be void and have no value.

Pursuant to the Standby Agreement, Mr. Desmond has committed to subscribe for any Common Shares not otherwise subscribed for by Rights holders under the Offering. As compensation for performing his obligations under the Standby Agreement, the Corporation will pay to Mr. Desmond a fee equal to 3.0% of the aggregate subscription price to be paid for the 23,761,783 Common Shares to be issued under the Offering, which fee may be paid by the Corporation to Mr. Desmond in cash or, if agreed to by the Corporation and Mr. Desmond, and subject to TSX approval and the approval of shareholders of the Corporation, in Common Shares.

The Offering is expected to increase the number of issued and outstanding Common Shares by approximately 17.54%. The Board of Directors of the Corporation has directed that funds raised under the Overrun Facility that may be surplus to the requirements of the US$370M term loan facility upon achievement of commercial production at the Gahcho Kué diamond mine should be used for the benefit of shareholders, which may include a future determination to return such funds to shareholders by way of a future share buyback or special dividend, as the Board may determine appropriate at such time.

The Offering will be made in all provinces of Canada (except in Québec), in the United States pursuant to a registration statement on Form F-7, and in such other jurisdictions where the Corporation is eligible to make such an offering. More details concerning the Offering and the procedures to be followed by holders of Rights are contained in the rights offering circular of the Corporation (the "Circular"), which will be mailed to eligible shareholders shortly after the Record Date and a copy of which is available under the Corporation's issuer profile on SEDAR at www.sedar.com.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and this report and may be contacted at the following telephone number:

Patrick Evans

President and Chief Executive Officer

Telephone: (416) 361-3562

Item 9 – Date of Report:

February 26, 2015